

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

Via E-mail
Lawrence R. Rutkowski
Executive Vice President and Chief Financial Officer
The Warnaco Group, Inc.
501 Seventh Avenue
New York, New York 10018

> **Re: The Warnaco Group, Inc.**
> **Schedule 14A**
> **Filed on April 11, 2011**
> **Form 10-K for the Fiscal Year Ended January 1, 2011**
> **Filed March 1, 2011**
> **Form 10-Q for the Fiscal Quarter Ended October 1, 2011**
> **Filed November 4, 2011**
> **File No. 001-10857**

Dear Mr. Rutkowski:

We have reviewed your filings and have the following comments. Please note that comment one below was issued previously in our letter dated November 9, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Proxy Statement on Schedule 14A filed on April 11, 2011

2010 Compensation, page 21

1. We note from your summary compensation table on page 26 that Mr. Gromek's total fiscal year 2010 compensation increased by approximately $2 million over fiscal year 2009 and that Ms. McCluskey's total fiscal year 2010 compensation increased by approximately $3.6 million over fiscal year 2009. Please confirm that in future filings you will provide a brief discussion of the factors considered in your decisions to increase or decrease compensation in a material way for each of your named executive officers.

See Item 402(b)(2)(ix) of Regulation S-K.

Form 10-K for the Fiscal Year Ended January 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

Capital Resources and Liquidity, page 58

2.   We note on page F-26 that the total amount of undistributed earnings of foreign
        subsidiaries was approximately $406 million as of January 1, 2011. Please tell us the
        amounts of cash and investments held in foreign subsidiaries as of January 1, 2011 and
        October 1, 2011 that would be subject to a significant tax effect upon their repatriation.
        With a view towards discussion and analysis in future filings and to the extent material,
        provide disclosure to illustrate that some cash and investments are not potentially
        available to fund domestic operations without paying a significant amount of taxes upon
        their repatriation.

Form 10-Q for the Fiscal Quarter Ended October 1, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 32

Non-GAAP Measures, page 35

3.   We note the restructuring charges and pension, net of income tax adjustment of $0.30 per
        share for the nine months ended October 1, 2011, and in footnote (a) that the pre-tax
        restructuring charges were approximately $19 million for the nine months ended October
        1, 2011. We further note in Schedule 7 to your Form 8-K filed on November 3, 2011,
        that you anticipate a restructuring charges adjustment of $0.37 per share on pre-tax
        restructuring charges of between $16 and $18 million (net of an income tax benefit of
        between $6 and $8 million) in your fiscal 2011 outlook. Please tell us why you expect
        your fiscal 2011 pre-tax restructuring charges to decrease to between $16 and $18 million
        for fiscal 2011, from the approximately $19 million recorded for the nine months ended
        October 1, 2011. Also explain to us the reason(s) for the increase in the restructuring
        charges adjustment from $0.30 per share for the nine months ended October 1, 2011 to
        $0.37 per share for fiscal 2011.

4.   We note the taxation adjustment of $(0.38) per share for the nine months ended October
        1, 2011, and in footnote (e) that this adjustment primarily reflects the exclusion of
        separate tax benefits of $10.9 million, $7.3 million and $1.3 million. We further note in
        Schedule 7 to your Form 8-K filed on November 3, 2011, that you anticipate a taxation
        adjustment of $(0.45) per share on the same tax benefit adjustments in your fiscal 2011
        outlook. Please explain to us the reason(s) for the change in your taxation adjustment

from $(0.38) per share for the nine months ended October 1, 2011 to $(0.45) per share for fiscal 2011.

Results of Operations, page 38

Net Revenues, page 39

5.   We note on page 34 and 54 that you were able to partially mitigate the increased product and freight costs during the three and nine months ended October 1, 2011 (and expect to be able to partially mitigate such increases in the future) by selectively increasing the selling prices of your goods. We further note on page 33 the increases in total net revenues of $48.4 million (or 8.1%) and $194.4 million (or 11.4%) for the three and nine months ended October 1, 2011, respectively. Please tell us if the selling price increases had a significant effect on the increases in your net revenues for the three and nine months ended October 1, 2011 and, if so, tell us how you considered the requirements of Item 303(a)(3)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3536 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director